General

1. We note your response to comment one of our letter dated May 22, 2007 that you could sell additional warrants to raise money if you needed additional funds. Since the terms are not determinable, please revise to clarify that they could include terms that would negatively impact your current securities. Also, you disclose that if you were to borrow funds that the possibility of claims against the trust account is “remote.” You do not disclose that you would require waivers as a term of any loan. As such, please disclose the basis for your use of the term “remote” and clarify if you are required to obtain waivers based on the disclosure in your initial public offering prospectus.

Response: The preliminary proxy statement (the “Proxy Statement”) has been revised on the second page of the Letter to Stockholders and pages (ii), 4 and 97 in response to the Staff’s comments.

Background of the Acquisition, page 28

2. We note your response to comment three of our letter dated May 22, 2007 and the additional disclosure on pages 29 and 32. Please revise to disclose all the incentives FTN had in this transaction, including the deferred compensation and the option to purchase your securities. Also, please revise to clearly disclose that you did not decide to pay $1 million to FTN or enter into a payment agreement until after you received the services of FTN. Clarify if you were obligated to enter into the agreement that now entitles FTN to $1 million.

Response: The Proxy Statement has been revised on pages 12, 29, 31, 32 and 129 in response to the Staff’s comments.

3. In connection with your response to comment three, we note the disclosure that stockholders could “misinterpret” the initial offering prospectus. The conclusion that such view is incorrect is not one you should make in this document. Please revise accordingly. As noted in our prior comment provide clear disclosure that an investor reading the prospectus may have a different interpretation of the noted language and that the payment of advisory fees to FTN may be determined by reasonable investors to be inconsistent with the representations made in the prospectus. Add clear disclosure throughout the proxy statement and add a risk factor addressing any potential risks to the company a result. We may have further comment.

Response: The Proxy Statement has been revised on pages 16, 29, 31 and 130 in response to the Staff’s comments.

4. We reissue comment five of our letter dated May 22, 2007. Specifically name the business contact at Bank of America that was contacted by Ms. Enright’s husband. Specify when this contact occurred and disclose how the parties knew each other. Clarify whether there were any prior contacts with this business contact. Provide a more detailed timeline of the contacts between the parties. We may have further comment.

Response: The Proxy Statement has been revised on page 28 in response to the Staff’s comments.

Acquisition Financing, page 35

5. We note your response to comment 10 of our letter dated May 22, 2007. Please revise to clarify if you have discussed the material terms that are not yet determined and clarify when the definitive terms are expected to be determined. Also, clarify how each one will be determined in good faith. For instance, there will be maximum capital expenditures to be determined. Clarify if those will be a percentage over what the current capital expenditures are. Also, will the EBITDA floor be based on current EBITDA levels?

Response: The Proxy Statement has been revised on pages 7 and 35 in response to the Staff’s comments.

6. We note your response to comment 11 of our letter dated May 22, 2007. We also note the removal of the disclosure that “HAPC does not expect that it will be able to pay the remaining principal and interest due at maturity.” Please explain why that disclosure was removed. Also, please disclose the basis for believing you could refinance and explain why your historical performance is an indication you could refinance.

Response: The Proxy Statement has been revised on page 39 in response to the Staff’s comments.

The Stock Purchase Agreement, page 38

7. In connection with the preceding comment, please revise the disclosure on page 39 to specifically discuss the result that would occur if you are not able to refinance the debt.

Response: The Proxy Statement has been revised on page 39 in response to the Staff’s comments.

Legal Proceeding, page 67

8. We note your response to comment 12 of our letter dated May 22, 2007. We note you have revised the case names and removed disclosure of plaintiffs’ names. Considering such information has been disclosed in your previous amendments, it appears to already be public. As such, please revise to reinsert the plaintiffs’ names throughout this section. To the extent the names of parties to a lawsuit (plaintiff or defendant) are filed in public court documents, they should be disclosed here. Also, revise to update if you have been named a defendant to the last action discussed in this section. Lastly, please revise to disclose an estimate of the dollar amount of damages being sought in the Deline case.

Response: The Proxy Statement has been revised on page 68 in response to the Staff’s comments. The dollar amount of the damages sought in Moore v. Deline has not been specified by the plaintiff in the complaint.

InfuSystem Executive Compensation and other Information, page 85

9. We note that individual officer performance is one of the factors considered in making executive compensation decisions. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The Proxy Statement has been revised on pages 84 and 85 in response to the Staff’s comments.

10. We note the statement that you set base salary at levels that are competitive with compensation at similarly situated companies. Clarify what you mean by competitive. It appears that you benchmark compensation against these companies. If you do benchmark, either total or individual elements, of compensation against comparable companies, identify these comparable companies. Also, clarify how you benchmark, such as whether you set a specific percentile or range for total or individual compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: The Proxy Statement has been revised on page 86 in response to the Staff’s comments.

11. Discuss in greater detail how the various factors you consider result in the determination of the base salary. For example, discuss the compensation surveys and data sources and how they are used in determining base salary. Also, explain the reasons for the increases in the base salaries from 2005 to 2006.

Response: The Proxy Statement has been revised on page 86 in response to the Staff’s comments.

12. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn their sales commissions and the performance targets under the management incentive plan. Please discuss the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why such disclosure is not required. In addition, we note that part of this compensation is based upon qualitative performance factors, in particular the individual performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v) of Regulation S-K. To the extent that it is appropriate to omit specific targets and you provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K, general statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm. Also provide the performance targets for 2007 that were established at the beginning of the year.

Response: The Proxy Statement has been revised on pages 86 and 87 in response to the Staff’s comments.

HAPC, INC. (“HAPC”) has refrained from disclosing the sales quotas for Mr. Norkus and Mr. Bryniarksi on page 87, the two named executive officers who are eligible for commissions as members of sales management, pursuant to Instruction 4 to Item 402(b); however, consistent with that instruction, HAPC has provided a discussion of the difficulty associated with obtaining such quotas. HAPC also respectfully submits that the disclosure on pages 86 through 87 already identified the specific performance targets used to determine incentive amounts under the 2007 Management Incentive Plan. However, such disclosure has been revised to clarify that the 2007 Management Incentive Plan is the only incentive plan currently in effect, and that there are no qualitative performance factors under such plan (and the existence of such plan and amounts paid under such plan are completely based on the sale price of InfuSystem in a transaction with HAPC).

13. Provide more discussion and analysis of the management incentive plan. Clarify how the payments are determined, the factors considered, whether there are threshold and maximum levels, etc. See Item 402(b)(l)(v) of Regulation S-K.

Response: The Proxy Statement has been revised on pages 84, 85, 86 and 87 in response to the Staff’s comments.

14. Discuss the retirement plan(s) available to the named executives. We note the company’s contributions in all other compensation to the summary compensation table.

Response: The Proxy Statement has been revised on pages 87 and 88 in response to the Staff’s comments.

15. We note the change in control agreements. Discuss why you pay what you pay and why these triggering events were chosen. See Item 402(b)(2)(xi) of Regulation S-K.

Response: The Proxy Statement has been revised on page 88 in response to the Staff’s comments.

16. Discuss any planned changes to the compensation as a result of the proposed transaction with HAPC. See Instruction 2 to Item 402(b) of Regulation S-K.

Response: The Proxy Statement has been revised on pages 95 and 128 in response to the Staff’s comments.

Executive Compensation Tables, Page 89

17. The disclosure in footnote three regarding the automotive allowance is inconsistent with the disclosure in the 2006 perquisites table. Please reconcile.

Response: The Proxy Statement has been revised on page 89 in response to the Staff’s comments.

18. Revise the outstanding equity awards table to state the vesting dates of the options and stock awards. See Instruction 2 to Item 402(f)(2) of Regulations S-K.

Response: The Proxy Statement has been revised on pages 90 and 91 in response to the Staff’s comments.

19. Clarify the specific amount that will be payable to each named executive officer pursuant to the 2007 plan if the transaction with HAPC closes. Quantify and disclose any other payments or benefits that will be received (including accelerated vesting) as a result of the transaction with HAPC.

Response: The table of potential payments upon a termination or change in control lists all amounts that are payable by InfuSystem in the event of a change in control, including amounts payable under the 2007 Management Incentive Plan. However, HAPC has revised the disclosure to more clearly indicate that the amounts payable under the 2007 Management Incentive Plan are based upon a closing of the transaction with HAPC at the purchase price of $140,000,000. No other benefits (such as insurance continuation, gross-ups and the like) are payable in the event of a change in control, and the disclosure has been revised to so clarify.

The Proxy Statement has been revised on pages 94 and 95 in response to the Staff’s comments.

Dissolution and Liquidation if No Business Combination, page 110

20. We note your response to comment 16 of our letter dated May 22, 2007. We also note that you have over $200,000 not covered by waivers. In the event of liquidation, it is still not clear how you would be able to satisfy those obligations. You disclose that Mr. McDevitt will fund the liabilities directly and the dissolution. Please revise to clarify if McDevitt is able to satisfy the outstanding Liabilities and the liquidation expenses.

Response: The Proxy Statement has been revised on page 108 in response to the Staff’s comments.

Security Ownership of Certain Beneficial Owners and Management, page 142

21. Disclose the amount and percent that would be held when considering the warrants. In addition, the percent for each person should be based upon the total common stock outstanding and the warrants held by that individual, not based upon the total number of warrants outstanding. Please refer to Rule 13d-3 of the Exchange Act of 1934.

Response: The disclosure regarding the stockholders who hold greater than 5% of HAPC’s securities has been based upon publicly available filings and these filings do not include disclosure regarding stockholders’ ownership of warrants. The 1,071,429 warrants held by Sean McDevitt, Chairman of HAPC, are included in a footnote to the Security Ownership of Certain Beneficial Owners and Management Table, however, the warrants are not included in the table itself as it is not determinable whether the warrants will become exercisable within 60 days from the date hereof. The terms of the warrants provide that they do not become exercisable until HAPC’s completion of an initial business combination. The consummation of the acquisition contemplated by the Stock Purchase Agreement is subject to various closing conditions and it is not determinable whether these closing conditions will be satisfied within 60 days from the date hereof. As it is not determinable whether the warrants will be exercisable within 60 days from the date hereof, the warrants have not been included in the table. HAPC has revised footnote number ten to the Security Ownership of Certain Beneficial Owners and Management Table to reflect the percentage of Sean McDevitt’s beneficial equity ownership in HAPC’s common stock in the event that the acquisition of InfuSystem is consummated and the warrants held by him become exercisable. HAPC has added footnote number sixteen to reflect the collective percentage beneficial ownership of directors and officers as a group in the event that the acquisition of InfuSystem is consummated.

The Proxy Statement has been revised on pages 132 and 134 in response to the Staff’s comments.

Annex C

22. We reissue comment 21 of our letter dated May 22, 2007.

Response: HAPC will respond to the Staff’s comments supplementally.